SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(c)

Nur Macroprinters Ltd.

(Name of Issuer)

Ordinary Shares (NIS 1.00 par value per share)

(Title of Class of Securities)

M75165106

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP No. M75165106	13G	Page 2 of 7

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bank Hapoalim B.M.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAEL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,908,396 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 4,908,396
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,908,396
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5% (2)
12.	TYPE OF REPORTING PERSON* BK

(1)	The reporting person’s holdings represent Ordinary Shares issuable upon exercise of the Warrants held by the reporting person.
(2)	Calculation is based on 60,498,062 Ordinary Shares outstanding plus 4,908,396 Ordinary shares issuable upon exercise of the Warrants held by the reporting person.

CUSIP No. M75165106	13G	Page 3 of 7

Item 1(a).	Name of Issuer:

Nur Macroprinters Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

12 Abba Hillel Silver st. Lod 7111 Israel

Item 2(a).	Name of Person Filing:

Bank Hapoalim B.M.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

50 Rothschild Blvd., Tel Aviv, Israel

Item 2(c).	Citizenship:

ISRAEL.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

M75165106

CUSIP No. M75165106	13G	Page 4 of 7

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

upon exercise of the Warrants held by the reporting person, the reporting person will hold 4,908,396 Ordinary shares.

(b)	Percent of Class:

upon exercise of the Warrants held by the reporting person, the reporting person will hold 7.5% of the outstanding share capital of Nur Macroprinters.

CUSIP No. M75165106	13G	Page 5 of 7

(c)	Number of shares as to which persons filing statement have:

(i)	Sole power to vote or to direct the vote:

upon exercise of the Warrants held by the reporting person, the reporting person will have a sole voting power with respect to 4,908,396 Ordinary shares.

(ii)	Shared power to vote or to direct the vote:

Not applicable.

(iii)	Sole power to dispose or to direct the disposition of:

upon exercise of the Warrants held by the reporting person, the reporting person will have a sole disposition power with respect to 4,908,396 Ordinary shares.

(iv)	Shared power to dispose or to direct the disposition of:Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

CUSIP No. M75165106	13G	Page 6 of 7

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

CUSIP No. M75165106	13G	Page 7 of 7

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 5, 2006	Bank Hapoalim B.M. By: /s/ Ofer Levy —————————————— Ofer Levy Comptroller	By: /s/ Eyal Issaharov —————————————— Eyal Issaharov Economist